Exhibit 5.1

March 30, 2016

Newell Rubbermaid Inc.

3 Glenlake Parkway

Atlanta, Georgia 30328

Re:	$1,000,000,000 of aggregate principal amount of 2.600% notes due 2019, $1,000,000,000 of aggregate principal amount of 3.150% notes due 2021, $1,750,000,000 of aggregate principal amount of 3.850% notes due 2023, $2,000,000,000 of aggregate principal amount of 4.200% notes due 2026, $500,000,000 of aggregate principal amount of 5.375% notes due 2036 and $1,750,000,000 of aggregate principal amount of 5.500% notes due 2046 of Newell Rubbermaid Inc. (the “Notes”)

Ladies and Gentlemen:

We are acting as counsel for Newell Rubbermaid Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale of $8,000,000,000 aggregate principal amount of the Company’s Notes, pursuant to the Underwriting Agreement, dated March 18, 2016 (the “Underwriting Agreement”), entered into by and among the Company and Goldman, Sachs & Co., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC, acting as representatives of the several underwriters named therein (collectively, the “Underwriters”). The Notes have been issued pursuant to an indenture, dated as of November 19, 2014 (the “Indenture”), by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Notes constitute valid and binding obligations of the Company.

For purposes of the opinion expressed herein, we have assumed that (i) the Trustee has authorized, executed and delivered the Indenture, (ii) the Notes have been duly authenticated by the Trustee in accordance with the Indenture and (iii) the Indenture is the valid, binding and enforceable obligation of the Trustee.

The opinion expressed herein is limited by: (i) bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally and (ii) by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.

Newell Rubbermaid Inc.

March 30, 2016

As to facts material to the opinion and assumptions expressed herein, we have relied upon oral and written statements and representations of officers and other representatives of the Company and others. The opinion expressed herein is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3 (Registration No. 333-194324) (the “Registration Statement”), filed by the Company to effect the registration of the Notes under the Securities Act of 1933 (the “Act”) and to the reference to Jones Day under the caption “Legal Matters” in the prospectus supplement constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day